

April 6, 2021

Assaf Cohen
Chief Financial Officer
On Track Innovations LTD
Hatnufa 5, Yokneam Industrial Zone
Box 372, Yokneam 2069200, Israel

> **Re: On Track Innovations Ltd**
> **Registration Statement on Form S-1**
> **Filed March 31, 2021**
> **File No. 333-254921**

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Mumford at 202-551-3637 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing